Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is the transcript of a video presentation from Eric W. Thornburg, President and Chief Executive Officer of SJW Group, and David C. Benoit, President and Chief Executive Officer of CTWS, to employees regarding the proposed transaction on March 15, 2018.

SJW-CTWS Joint All-Employee Video Transcript

Eric Thornburg:

•	This is an historic moment!

•	This morning, we announced an agreement to merge two great companies – SJW Group and Connecticut Water.

•	I am delighted to be here with Dave, my former colleague from Connecticut Water, to discuss this news and the exciting opportunities this creates.

•	The merger will be one of equals!

•	It combines our talents, expertise and shared vision to create a premier organization with significant long-term benefits for you, our employees, as well as for customers, shareholders and the communities we serve. It will truly transform us!

•	We wanted to deliver this news to all of you in person, but circumstances required that we be on hand to meet with shareholders as we make this announcement.

•	You have your local leaders with you today to answer any questions you may have, and I assure you that Dave and I will be available in the coming days and weeks to talk directly with you all.

•	I’ll be back in San Jose tomorrow to meet with San Jose Water employees and share my thoughts in person and answer your questions. I’ll be in Texas in the very near future as well to talk with you all in person.

•	Having spent more than 11 years at Connecticut Water and since joining SJW Group last year, I have a deep appreciation for each company and their teams, and I am confident that we can achieve great things together.

•	We will be the 3rd largest investor-owned water and wastewater utility in the United States!

David Benoit:

•	I share Eric’s excitement about this merger and look forward to working with him once again, and continuing to build on the shared leadership model and the culture of service that we are both so proud to be a part of.

•	Our organizations are located across the country from each other, creating a geographically diverse partnership that is positioned for growth.

•	The combined company will have a strong multi-state presence in California, Connecticut, Maine and Texas.

•	We will rely on our dedicated teams of employees locally who consistently deliver high-quality, well-run operations, and the world-class customer service that defines us.

•	Together, our team of 700+ water professionals will serve more than 1.5 million people with safe, high-quality and reliable water service.

•	Our cultural fit is strong. We are closely aligned in our focus on service to customers, communities, employees, shareholders and environmental stewardship.

•	Together, we are a larger, stronger organization with even more opportunities for growth and success.

SJW-CTWS Joint All-Employee Video Transcript

Eric Thornburg:

•	Dave and I both understand what makes our organizations successful – it is our people and the culture we build together!

•	This merger will reinforce that commitment – by bringing together the values, talents and capabilities that all of you bring to your job every day.

•	Our Board of Directors and executive leadership team will be made up of individuals from both companies.

•	I will serve as Chairman, President and CEO of the newly combined company, and Dave will serve as President of the New England Region, overseeing our New England operations, including Connecticut Water.

•	Our operations will remain locally based and locally managed, and we will maintain our teams and a strong presence across our multi-state operations.

•	Each of the combined company’s utilities will operate under their current brand names – San Jose Water, SJWTX, Maine Water, Connecticut Water, Heritage Village and Avon Water.

•	Their customers will continue to be supported locally by a team of passionate, dedicated employees and leaders.

•	And our current presidents and local teams will continue to serve, including:

•	As mentioned, Dave will be the President of New England and lead Connecticut Water Company;

•	Andy Gere will serve as President and Chief Operating Officer of San Jose Water;

•	Tom Hodge will serve as President of SJWTX; and

•	Rick Knowlton will serve as President of Maine Water.

•	Additionally, we will establish ‘centers of excellence’ with leaders from both organizations who will blend the strengths and talents of our teams in key functional areas. For the combined company:

•	Jim Lynch will serve as Chief Financial Officer;

•	Kristen Johnson will serve as Chief Human Resource Officer;

•	Suzy Papazian will serve as General Counsel and Corporate Secretary;

•	Andrew Walters will serve as Chief Administrative Officer; and

•	Maureen Westbrook will serve as Senior Vice President of External Affairs.

•	You, our employees, are critical to our success and you can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of this transaction.

•	For SJW Group, I also want to be clear that we value our trusted partnership with our union represented employees and of course all union contracts will continue to be honored.

•	Once the merger is closed, there will be greater opportunities for employees, including career development and geographic mobility as part of a larger, stronger, more diverse company.

David Benoit:

•	The benefits for our customers and communities are compelling.

•	Connecticut Water and SJW Group both have records of world-class customer service and strong community support.

SJW-CTWS Joint All-Employee Video Transcript

•	As our individual companies have grown through the years, our commitment to our customers and communities has been unwavering – and we expect that to continue to be the case as we join together.

•	The new organization will maintain outstanding customer service, which will be enhanced by sharing of best practices, operational expertise and more extensive resources.

•	Indeed, this transaction should be virtually seamless to the customers we serve.

•	There will be no change in customer rates as a result of the merger.

•	We will also honor commitments for approximately $200 million of annual capital investments in the communities we serve across our combined operations. This includes moving forward with Maine Water’s construction of a new surface water treatment facility in Saco, Maine.

•	For our communities, we will remain a committed partner with employees active in local organizations and a focus on water conservation and environmental stewardship.

•	We will continue to focus on supporting economic development with investments that provide for growth, safety and reliability in the communities where we live, work and serve.

Eric Thornburg:

•	So what’s next?

•	While we have highlighted some of the many benefits we expect to achieve as we come together, we know that today’s announcement is just the first step in this journey.

•	The transaction is expected to close by year-end 2018, subject to customary closing conditions and approvals.

•	Until the closing, our companies will remain separate organizations, and business will continue as usual.

•	As we move forward, you have our commitment to keep you informed.

•	I want to thank you now for your dedication and hard work.

•	I couldn’t be more excited about our new team and the opportunities this transaction creates.

•	Dave and I are both counting on everyone to remain focused on serving! Serve your customers! Serve our communities! And serve each other!

David Benoit:

•	I echo Eric’s gratitude and his excitement.

•	I am proud to be part of this newly combined team and I’m here if you have any questions.

•	I ask for your trust as we move forward together.

SJW-CTWS Joint All-Employee Video Transcript

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.